UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Press release

Paris, 10 October 2024

Results of the consent solicitation in relation to certain outstanding notes

Orange announces today the results of the consent meeting of the Noteholders of the New York law-governed 9.00% notes due 1 March 2031 (the "2031 Notes") held on 10 October 2024, which approved the amendment to the Indenture dated 14 March 2001 governing the terms of the 2031 Notes, as described in Orange’s prior announcement of 25 September 2024.

Orange launched the consent solicitation to approve the amendment to the Indenture governing the terms of the 2031 Notes to align the reporting provision with the requirements applicable under French law for companies with shares listed on Euronext Paris. The consent meeting of the Noteholders of the 2031 Notes held on 10 October 2024 was quorate and the proposed amendment was successfully passed by a Qualified Majority (as defined in the Indenture dated 14 March 2001 governing the terms of the 2031 Notes). It is expected that the amendment to the Indenture dated 14 March 2001 governing the terms of the 2031 Notes will be entered into on 10 October 2024 and payment of the early consent fee to Noteholders who voted in favor of the amendment prior to the early voting deadline will be made on or about four business days thereafter, as described in the consent solicitation memorandum.

The terms and conditions of the consent solicitation were set out in the consent solicitation memorandum and the notice of consent meeting and written resolutions, dated 25 September 2024, distributed to registered holders of the 2031 Notes.

Notes targeted in the consent solicitation:

Description of Notes	Registered ISIN / CUSIP	Rule 144A ISIN / CUSIP	Regulation S ISIN	Results
9.00% notes due March 1, 2031 (which had a coupon at issuance of 8.50%)	US35117PAL13 / 35177PAL1	US35177PAC14 / 35177PAC1	USF4113CDJ92	Approved

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 39.7 billion euros in 2023 and 128,000 employees worldwide at 30 June 2024, including 72,000 employees in France. The Group has a total customer base of 285 million customers worldwide at 30 June 2024, including 246 million mobile customers and 21 million fixed broadband customers. These figures have been restated to account for the deconsolidation of certain activities in Spain following the creation of MASORANGE. The Group is present in 26 countries (including non-consolidated countries).

Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com , www.orange-business.com and the Orange News app or to follow us on X: @orangegrouppr .

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact

Tom Wright ; tom.wright@orange.com

ORANGE

Date: October 10, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication